Exhibit 99.1

news release
Encana agrees to sell Piceance natural gas midstream assets
in Colorado for US$590 million
Capturing unrealized value in a highly-competitive midstream asset market
2012 budget planning underway; investment in oil and liquids-rich plays to rise next year
Calgary, Alberta (September 7, 2011) — Encana Oil & Gas (USA) Inc. (Encana USA), a subsidiary of Encana Corporation (Encana) (TSX, NYSE: ECA), has agreed to sell a portion of its Piceance natural gas midstream assets in Colorado to a private midstream company for approximately US$590 million.
“Following our Fort Lupton gas plant divestiture earlier this year, this Piceance divestiture represents our second successful step in capturing significant unrecognized value from our midstream assets. We have a strong track record of leading the construction of midstream facilities, which gives us the competitive advantage of being a first mover in the development of natural gas resource plays. Once built and operating, the assets may be sold to premium midstream operators, freeing up capital for Encana to redeploy investment into its core business of growing natural gas and liquids production. As part of our midstream divestiture approach, we enter into competitive, long-term gathering and processing fee agreements with top-tier midstream firms — on terms that provide cost stability for our ongoing natural gas developments and help us efficiently deliver natural gas and liquids to market. The market for midstream assets in the U.S. and Canada is very competitive as midstream investors are able to realize strong valuations that are not recognized when the same assets are contained inside larger, more diversified energy firms. We have additional divestiture processes underway as we continue to entertain considerable interest from prospective purchasers of our Cabin Gas Plant in Horn River and Cutbank Ridge midstream assets in Canada. We look forward to completing those divestitures and establishing long-term business relationships with industry-leading midstream companies,” said Renee Zemljak, Encana’s Executive Vice-President Midstream, Marketing & Fundamentals.
These Piceance basin midstream assets, built in the past decade, serve Encana’s Mamm Creek, Orchard and South Parachute production in the area around Rifle, Colorado, about 180 miles west of Denver. They gather and transport about 500 million cubic feet per day (MMcf/d), and include about 260 miles of pipeline and 90,000 horsepower of compression facilities. The sale of the Piceance basin midstream assets is subject to certain regulatory approvals and customary closing conditions and is expected to close in the fourth quarter of 2011.
On track to meet or exceed $1 billion to $2 billion of net divestitures by around year-end
“Once we have completed the Piceance midstream asset sale, our 2011 net divestitures will stand at about $600 million. Total divestitures proceeds of about $1 billion are offset by about $400 million of acquisitions. Encana has initiated a number of divestiture and joint venture processes to ensure it meets its objective of $1 billion to $2 billion of net divestitures by around year-end. The current highly competitive midstream environment is resulting in significant interest in our Canadian midstream assets. Due to the strong interest that we have received, we are optimistic that one or more Canadian midstream divestitures will also be forthcoming by around year-end,” said Randy Eresman, Encana’s President & Chief Executive Officer.
In addition to these well advanced processes, Encana has previously announced a number of producing property divestitures, including its Barnett Shale play in North Texas, portions of the Jean Marie in northeast British Columbia and its Carrot Creek assets in Alberta’s deep basin. Encana has also re-initiated a process to find a joint venture partner for an interest in portions of its highly desirable Cutbank Ridge undeveloped assets. Typically, joint ventures of this nature take the form of an upfront cash payment and a disproportionate contribution to the future capital program.
“Our expectation is that some or all of these transactions, should we choose to proceed with them, will close in the months surrounding year-end. These proceeds will strengthen the company’s balance sheet, providing greater financial strength and flexibility going into 2012,” Eresman said.
Encana Corporation

Corporate update
The North American oil and gas landscape has changed significantly. Natural gas has gone from being in short supply to being abundant, and the highly successful development techniques that enabled the cost effective development of prolific unconventional natural gas reservoirs are now successfully being deployed in certain oil and liquids-rich natural gas reservoirs as well. Natural gas prices have continued to remain low, whereas prices for oil and natural gas liquids have improved substantially.
“During the past two years, Encana’s investments have outpaced cash flow generation, largely as a result of our deliberate initiatives to maintain our strong dividend and to assemble large, diversified, low-cost resource positions in many promising oil and liquids-rich plays, and to expand the market for North American natural gas. This has resulted in an expansive portfolio of highly prospective natural gas liquids and oil opportunities composed of large land positions in the Collingwood shale in Michigan, Alberta’s Duvernay shale and the Tuscaloosa marine shale in Mississippi and Louisiana. These opportunities are in addition to those that pre-exist on our extensive North American land base. We are also implementing plans to increase natural gas liquids recovery from our current high-energy content natural gas streams. At the same time we have also made a number of investments and joint ventures to expand the North American market for natural gas, which include our 30 percent interest in the Kitimat liquefied natural gas (LNG) facility and multiple investments in compressed natural gas (CNG) and LNG fueling station infrastructure. While these strategic investments have temporarily impacted our balance sheet, the divestiture and joint venture initiatives we have undertaken should have us well inside our managed financial ranges, and provide additional financial flexibility going into 2012,” Eresman said.
“Despite persistently low North American natural gas prices, we have been achieving some of our best operational performance ever. We have continued to make technological and efficiency advancements that have lowered our overall cost structures — initiatives that help us maintain profitable operations even in a NYMEX natural gas price environment of $4 per thousand cubic feet (Mcf). Significantly fortifying our capital and operating plans is our price risk management process. Encana has about half of its expected daily natural gas production hedged from now through the end of 2012 at prices averaging more than $5.75 per Mcf,” Eresman said.
Preliminary budget planning underway for 2012
Encana has recently initiated its budget process for 2012. Although there are clearly a number of moving parts which have the potential to strengthen the company’s balance sheet, at this time Encana is taking a conservative view to commodity pricing and is developing a capital investment plan accordingly. The company’s preliminary approach for next year is to have capital investment plus dividends be approximately equal to its expected cash flow generation, which does not include divestiture proceeds. If divestiture proceeds exceed the company’s planned 2011 target of $1 billion to $2 billion, additional financial flexibility will result.
Encana has some of the lowest controllable cost structures in every region it operates. This is a continued focus of the corporation. Within its capital program, shareholders should expect that Encana will further refine and optimize its resource play hub developments as the company targets continued reductions in supply costs towards a goal of $3 per million cubic feet equivalent (Mcfe) for all of its drier natural gas plays. Within the 2012 budget, it is expected that many of Encana’s drier natural gas plays will see a somewhat reduced capital program, while a growing portion of next year’s capital investment will be directed towards the company’s extensive oil and liquids-rich development and exploration opportunities.
“Attractive oil and natural gas liquids pricing coupled with technological advancements that allow liquids-prone reservoirs to be economically developed, present Encana with an opportunity to create additional value during this period of low natural gas prices. Our capital investments target our most economic growth opportunities. We intend to apply our considerable expertise — employing the same leading technologies and operational efficiencies that have so successfully unlocked our natural gas resource plays — to the evaluation and development of our liquids potential. Over the next 12 to 18 months, we expect that our delineation initiatives on these emerging plays will help us further define a detailed plan for growing our liquids production over the long term,” Eresman said.
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted.
Encana Corporation

Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the expected timing for closing the divestitures of the Piceance midstream assets, Cabin Gas plant, Cutbank Ridge midstream assets, North Texas assets, Jean Marie assets and Carrot Creek assets; as well as various potential joint venture initiatives including Cutbank Ridge undeveloped assets; the anticipated proceeds from divestitures and joint venture opportunities and the company’s ability to meet its 2011 and 2012 targets; the impact of divestitures on the company’s cash flow, including in 2012; the company’s plans for 2012 capital investment, dividends and anticipated future supply costs; the company’s plans to develop natural gas liquids and oil opportunities and their impact on production; the ability of the company to maintain financial flexibility with joint venture and divestiture proceeds; the anticipated impact of the company’s hedging strategy; and the development of Encana’s resource play hub strategy and its anticipated benefits thereof. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements with others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; risk that target supply cost for 2011 and in the next few years will not be met; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Encana Corporation

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799
Encana Corporation

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